 # HELLOWOOFY.COM, SMART MARKETING 😍

2021 Report

Dear investors,

Thank you so much for investing in our business and learning more about HelloWoofy.com. We're working hard to improve the platform. add additional vital features to support our small business customers and always taking feedback to improve the business in all aspects. We did face bugs, slower product rollout for features and a lower amount raised than we'd like but it was more than enough to give us enough runway to build until the next phase of the business.

We need your help!

We'd love to find more channel partners to sell into organizations that cater to but not limited to podcasters, real estate agents, coaches, etc. We'd love to find additional sources of capital as well to continue investing in successful marketing efforts that drive additional revenue back to the business often times with a net positive result. We're also looking for studio space for filming incredible Facebook ads where we interview our customers and pitch style performance our product. This has done very well in the past. Just email us, arjun@hellowoofy.com with your ideas!

Sincerely,

Arjun Rai

Founder + CEO

Our Mission

💰 Multi billion dollar enterprise supporting smallest of small businesses with a cutting edge marketing focused platform worldwide. 🌐 These projections cannot be guaranteed.

See our full profile

Ⓨ Ⓕ Ⓞ Ⓥ Ⓝ

How did we do this year?

 *Report Card*

A+



The Good

We raised capital
We grew our user base / customer base
We brought in strategic channel partners such as Jim Edwards



The Bad

Bugs
Lower fundraise than we set out to achieve but still allowing us to build a business successfully
Slower product roadmap release

2021 At a Glance

January 1 to December 31



$270,152 +103%
Revenue



-$291,522
Net Loss



$981,729 +35%
Short Term Debt



$213,496
Raised in 2021



$163,000
Cash on Hand
As of 05/ 1/22

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



Net Margin: -108%   Gross Margin: 100%   Return on Assets: -106%   Earnings per Share: -$264.78

Revenue per Employee: $18,010   Cash to Assets: 11%   Revenue to Receivables: ~   Debt Ratio: 358%

📄 Woofy_2021.pdf

We ❤ Our
663 Investors

Thank You For Believing In Us

Bradley Jenkins	Wardell Carter	Kathy Watson	Jeff Wenzel	Florin Badita	Gautam Singh	Arjun Rai
Grant R Nieddu	Scott A Kallick	Lisa J Spampinato	Barbara Longue	Peter Caputa	Philemon Strahm	Yatika Symonette
Elois FULLER	Sarah Minor	Joseph Lizyness	Gregory L Ott	Massimo DiMeo	Miah Shull Olmsted	Claudius Mbamba
Suman Purumandla	Raymond Brown (Venture...	Curry Khoo	Kjell Kling	Abhi Ghosh	Arjun Rai	Tan Quan Nguyen
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Victoria Vela	Richard Dahan	Massimo DiMeo	Michelle Laucke	Kevin Levine	Zahra Basiri	Pankaj Kedia
Jason Nunnelley	Lisa Diane	Darko R VisionBody	Arjun Rai	Edwin Aquino	Gary and Leila Nelson	Alexandre Graff
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Eric SMITH	Marvin Bledson	Larry MUNOZ	Brian Williams	James M Parsons	Steven Kolbauer	Joseph De Biaso
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Dale Pittman	Paul BARKER	John DeBusk	Wendell Mcwright	Komi E GIDIGIDI		

Thank You!

From the 📈 HelloWoofy.com, Smart Marketing 😍 Team



Arjun Rai

Founder + CEO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Arjun Rai	Founder and CEO @ Woofy, Inc.	2016

Officers

OFFICER	TITLE	JOINED
Arjun Rai	President CEO Secretary Treasurer	2016

Voting Power ⍰

HOLDER	SECURITIES HELD	VOTING POWER
Arjun Rai	800,000 Class E	72.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2016	$2,500		Section 4(a)(2)
04/2017	$50,000		Section 4(a)(2)
09/2017	$50,000	Safe	Section 4(a)(2)
10/2017	$50,000	Safe	Section 4(a)(2)
11/2017	$100,000		Section 4(a)(2)
12/2017	$5,000		Section 4(a)(2)
05/2018	$15,000		Section 4(a)(2)
05/2019	$25,000		Section 4(a)(2)
11/2019	$10,000		Section 4(a)(2)
12/2019	$25,000		Section 4(a)(2)
12/2019	$15,000		Section 4(a)(2)
12/2019	$25,000		Section 4(a)(2)
01/2020	$20,000		Section 4(a)(2)
04/2020	$383,817	Safe	Regulation Crowdfunding
05/2020	$5,000		Section 4(a)(2)
08/2020	$100,000		Section 4(a)(2)
10/2020	$20,000		Section 4(a)(2)
12/2020	$183,558	Safe	Regulation Crowdfunding
05/2021	$198,496		4(a)(6)
05/2021	$15,000		Section 4(a)(2)
04/2022	$447,245		Regulation Crowdfunding
	$414,512		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
09/17/2016	$2,500 ⍰	6.0%	20.0%	$3,000,000	09/17/2018
04/10/2017	$50,000 ⍰	6.0%	20.0%	$3,000,000	04/10/2019
11/02/2017	$100,000 ⍰	6.0%	20.0%	$3,000,000	11/02/2019
12/17/2017	$5,000 ⍰	6.0%	20.0%	$5,000,000	12/17/2019
05/09/2018	$15,000 ⍰	6.0%	20.0%	$3,000,000	05/09/2020
05/17/2019	$25,000 ⍰	6.0%	20.0%	$3,000,000	05/17/2021
11/06/2019	$10,000 ⍰	5.0%	0.0%	$2,000,000	11/06/2020 ⍰
12/06/2019	$25,000 ⍰	6.0%	20.0%	$3,000,000	12/06/2021 ⍰
12/06/2019	$15,000 ⍰	6.0%	20.0%	$3,000,000	12/06/2021
12/14/2019	$25,000 ⍰	6.0%	20.0%	$3,000,000	12/14/2021
01/17/2020	$20,000 ⍰	5.0%	0.0%	$2,000,000	01/17/2021 ⍰
05/01/2020	$5,000 ⍰	6.0%	20.0%	$5,000,000	12/03/2020
08/06/2020	$100,000 ⍰	5.0%	5.0%	$5,000,000	08/06/2022 ⍰
10/15/2020	$20,000 ⍰	6.0%	15.0%	$9,000,000	04/15/2022 ⍰
05/10/2021	$15,000 ⍰	6.0%	85.0%	$9,000,000	
04/30/2022	$447,245 ⍰	6.0%	15.0%	$9,500,000	04/30/2024

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common	1,600,000	201,800	Yes
Class E Common	900,000	900,000	Yes
Preferred	500,000	0	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	0

Risks

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products. Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business. Changes to foreign, state, and local laws governing privacy, customer data, integration of partners or their use of data, and changes in payment system or partnering requirements could all have adverse impacts.

Nothing herein should be relied upon as a promise of our future performance. Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods. You have limited historical financial data and operating results with which to evaluate our business and our prospects. As a result, you should consider our prospects in light of the early stage of our business in a new and rapidly evolving market.

The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect. There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market. We may face significant competition in our markets, including new competition from other companies. We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, wellestablished, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable 12 to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering. Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication. The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The Company may never elect to convert the Securities or undergo a liquidity event. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the 14 conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

There is no present market for the Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Our additional financing requirements could result in dilution to existing equity holders. The additional financings which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of

ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders. Additionally, the Company may amend its creation documents to permit it to have more shares than it presently does. Rights of first purchase or rights of first refusal can also impact dilution and approval requirements for stock issuance.

In the event of default on the Convertible Notes, the assets of the Company would not be sufficient to repay all of the Investors' loans.

Though the Convertible Note provides that noteholders may declare all or any portion of the unpaid prinicipal amount due, together with all accrued interest, and demand repayment, the Company may have insufficient assets to satisfy any such demand. If the assets were liquidated pursuant to a default and foreclosure, we can not assure you that there would be sufficient cash generated to pay off the principal or interest due on the Convertible Notes.

The Company is relying on the funds raised in this offering to reach a point of scalability. Should we be unable to secure those funds we may not be able to generate additional revenues or generate any return on your investment. All Investors should first assess the level of risk associated with investing in the Company and should also consult with their tax advisors regarding any applicable tax considerations.

Our limited history makes the prospects of realizing a successful business model wholly speculative. We are a seed-stage company and have little operating history or operating results. We are a seed-stage company and have little operating history or operating results. As a result, we have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds of this and potentially other offerings in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and a loss of your entire investment.

We are making forward looking statements. This Form C includes certain forward-looking statements and our estimates with respect to anticipated business prospects and financial performance. These estimates reflect various assumptions of our management that may or may not prove to be correct. Our current expectations are subject to the uncertainties and risks associated with new ventures including, but not limited to, market conditions, successful product development and acceptance, competition and overall economic conditions, and thus there is a substantial risk of the loss of your entire investment. Furthermore, even if we are able to develop and deploy our products and services, we cannot ensure a profitable return on investment.

We depend on certain key personnel, including senior executives. Our future success depends on the efforts of key personnel. Arjun Rai is our founder and CEO managing many aspects of the business from product to tech to fundraising etc. The loss of his services would have a materially adverse effect on us. We expect to face intense competition to be able to attract and retain additional qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel. There can be no guarantee of our future performance and you may lose your entire investment.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor®;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 85% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $9,500,000 (or $9,000,000 for Early Bird investors) (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Woofy, Inc.
- Delaware Corporation
- Organized September 2016
- 15 employees

26 West 61st Street
Fifth Floor
New York NY 10023

http://HelloWoofy.com

Business Description

Refer to the ⊿ HelloWoofy.com, Smart Marketing 😍 profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

⊿ HelloWoofy.com, Smart Marketing 😍 is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.